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hello i'm bo brusco a reporter with the
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linwood times and today i'm going to try
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some food at tapped mukultio
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i'm very excited let's check it out
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tapped mukeltio is a new restaurant and
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tap house in mukultia washington located
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just off the speedway between camiak
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high school and the paynefield
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airport having just opened in february
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of this year i thought i'd check out a
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newer spot that maybe some of the locals
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haven't had a chance to try quite yet
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before trying the food though i showed
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up super early so i could have the
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chance to chat with the owner sean
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drought tapped public house is
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elevated pub food
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northwest inspired
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dishes craft beer cider
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but most importantly it's just a place
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for people to get together and connect

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engage with friends and family and
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you know just a spot to hang out
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basically talking about pacific
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northwest inspired cuisine i asked sean
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which dish he believes captures the pnw
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spirit the most
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probably a seafood chowder
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so a lot of vegetables from local farms
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cod shrimp
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clams
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everything that you kind of think of
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when you think of this
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um area as far as the menu goes we try
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to partner with with farms locally we
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try to carry seasonal products as far as
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produce goes
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seafood heavy
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some local ranchers that we get beef
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from local butcher shop we get our meats
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from
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um
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everything we try to keep as close to
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home as we can same thing with the craft
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beer and the cider
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wines
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keeping the conversation food focused i
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asked sean which dish he'd serve gordon
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ramsay if he were to walk through the
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door
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for him probably the prime rib dip
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primer did yeah i think a french dip or
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a prime rib dip
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is a good indicator of how the
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restaurant is it's only got a few
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components but they all have to be on
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point
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and i think ours is
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pretty solid
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after talking with sean it was clear
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which menu items i needed to try the pnw
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seafood chowder
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and the prime rib dip sandwich
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okay
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i'm a picky eater when it comes to
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seafood not gonna lie
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like there's only like two forms of
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seafood i'll eat
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but this chowder is really good
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they even they gave me hot sauce to go
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in the chowder just in case and
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it doesn't need any hot sauce i can't
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see how anything could make this chowder
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any better
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well
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so i'm a really big sandwich guy
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i worked at subway quiznos and jimmy
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john's got very very high standards
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for sandwiches
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and this primer dip is next level i have
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to tell you the ingredients are really

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good obviously everything is quality
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but i don't know why i think putting the
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salt on top of this is such
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such a smart move
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it really because the salt helps to
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bring out
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and accentuate all the other flavors
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going on
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here mom
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wow
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of course we can't talk about tap
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knuckle tia without mentioning their
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huge selection of beer wine and cider
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that's both local and seasonal i didn't
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try anything on tap but i did manage to
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sneak home some cans and they were
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exquisite to say the least
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well thanks for stopping by tap with me
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today i can't say enough good things
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about this place about the food about
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the staff about the atmosphere and
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environment i think the chowder was

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phenomenal the uh the prime rib french
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dip absolutely knocked my socks off and
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if i had to give this place a rating i'd
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give them ten thousand golden forks
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it was amazing
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big thank you to everyone at tapped you
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can follow them on instagram at
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tappedmukeltio and be sure to visit
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linwoodtimes.com to read my full review
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under the local eats section
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